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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46571

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fubon Securities USA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3452 E. FOOTHILL BLVD., SUITE 100
(No. and Street)

PASADENA (City) CA (State) 91107 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KATIE TAI (626)792-1388
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SIMON & EDWARD, LLP
(Name – *if individual, state last, first, middle name*)

17700 CASTLETON STREET, SUITE 488, CITY OF INDUSTRY, CA 91748
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
03 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KK 4/13

OATH OR AFFIRMATION

I, KATIE TAI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FUBON SECURITIES USA, LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP
Title

Notary Public

SHENG-CHANG TSAI
Commission # 1914413
Notary Public - California
Los Angeles County
My Comm. Expires Dec 23, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A PCAOB Registered CPA Firm
Simon & Edward, LLP
Certified Public Accountants & Consultants

Fubon Securities USA, LLC

Financial Statements and Schedules

Year Ended December 31, 2011
with Independent Auditors' Report

An Independent Member of BDO Seidman Alliance

Fubon Securities USA LLC

Contents

Independent Auditors' Report 4

Financial Statements - ***As of and for the year ended December 31, 2011***

Statement of Financial Condition 5

Statement of Operations 6

Statement of Changes in Member's Interest 7

Statement of Cash Flows 8

Notes to Financial Statements 9

Supplementary Schedules 15

Statement of Internal Control 21

A PCAOB Registered CPA Firm
Simon & Edward, LLP
Certified Public Accountants & Consultants

17700 Castleton Street, Suite 488
City of Industry, CA 91748
Tel: +1 (626) 854-6500
Fax: +1 (626) 854-6505

Independent Auditors' Report

To the Board of Directors and Stockholders
Fubon Securities USA, LLC

We have audited the accompanying statement of financial condition of Fubon Securities USA, LLC (the "Company") as of December 31, 2011 and the related statements of operations, changes in member's interest and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2011, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Simon & Edward, LLP

City of Industry, California
March 2, 2012

December 31,		*2011*
ASSETS		
Cash and cash equivalents	$	1,801,398
Cash and cash equivalents segregated and on deposit for regulatory purposes		1,018,308
Receivable from clearing organization		67,226
Commission receivables		120,000
Deposit with clearing organization		101,073
Property and equipment, net		9,757
Other assets		42,638
Total Assets		**3,160,400**
LIABILITIES AND MEMBER'S INTEREST		
Liabilities:		
Payable to clearing organization	$	141
Accounts payable and other accrued liabilities		76,745
Total liabilities		76,886
Member's Interest:		
Member's interest		3,083,514
Total Liabilities and Member's Interest		**3,160,400**

See accompanying notes to financial statements.

Year Ended December 31,	*2011*
REVENUE	
Commission income	$ 1,254,823
Total Revenue	**1,254,823**
EXPENSES	
Advertising	147
Commissions	68,590
Compensation and related benefits	382,486
Communication	37,734
Depreciation	4,803
Due and subscriptions	27,152
Execution and clearing costs	123,900
Insurance	49,143
Office expenses	3,577
Other expenses	17,046
Occupancy	87,710
Payroll taxes	30,193
Professional fees	34,071
Regulatory fees	5,943
Travel expenses	15,982
Total Expenses	**888,477**
Other income (expense):	
Interest income	23,640
Interest expense	(40)
Total other income (expense), net	**23,600**
Income before income tax provision	**389,946**
Income tax provision	6,800
Net income	**$ 383,146**

See accompanying notes to financial statements.

		Member's Interest
Balance, January 1, 2011	$	2,700,368
Current year net income		383,146
Balance, December 31, 2011	**$**	**3,083,514**

See accompanying notes to financial statements.

Years Ended December 31,	*2011*
Cash flows from operating activities:	
Net income	$ 383,146
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization expenses	4,803
Changes in assets and liabilities:	
Cash and cash equivalents segregated and on deposit for regulatory purposes	(531,697)
Receivable from clearing organizations	55,024
Commission receivable	5,085
Other assets	(4,320)
Payable to clearing organization	(2,823)
Accounts payable and other accrued liabilities	29,311
Net cash used in operating activities	(61,471)
Cash flows from investing activities:	
Purchase of property and equipment	(4,593)
Net cash used in investing activities	(4,593)
Net decrease in cash	(66,064)
Cash and cash equivalents – beginning of year	1,867,462
Cash and cash equivalents – end of year	$ 1,801,398
Supplemental disclosure of cash flows information	
Cash paid during the year for:	
Interest	$ 40
Income taxes	$ 6,800

See accompanying notes to financial statements.

1. PRESENTATION AND NATURE OF OPERATIONS

Fubon Securities USA, LLC (the "Company") was formed on March 23, 2004 in the State of California to provide securities brokerage services to individual and institutional investors.

The Company became a registered securities broker-dealer under the Securities Exchange Act of 1934 on December 16, 2004 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company acts as an introducing broker and clears customer transactions through Pershing LLC, a subsidiary of The Bank of New York Mellon Corporation, on a fully disclosed basis and does not hold customers' funds or securities. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission, including rule 15c3-3 with respect to the reserve and custody of securities.

The Company is wholly owned subsidiary of Fubon USA, Inc. (FUI), a California Corporation, which in turn is a wholly owned subsidiary of Fubon Securities (BVI) Ltd., a British Virgin Islands company. FUI and its BVI parent company are ultimately owned and controlled by Fubon Financial Holding Company (a public company listed on the Taiwan Stock Exchange).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIEIS

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates and may have impact on future periods.

Revenue Recognition

Commission income is recorded on a settlement date basis. Clearing costs are recorded as securities transactions are settled by the clearing broker-dealer. The Company estimated trailing commission income in the amount of $120,000 in the fourth quarter 2011. Clients' securities transactions are recorded on the date that they settle. Principal transactions are recorded on a trade date basis.

Advertising Expense

Advertising costs are expensed as incurred. Advertising expense was not material for the year ended December 31, 2011.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and cash in time deposits, certificates of deposit, money market fund, and all highly liquid debt instruments with original maturities of three months or less.

Cash and Cash Equivalents Segregated and on Deposit for Regulatory Purposes

Cash and cash equivalents segregated and on deposit for regulatory purposes primarily include money market fund and certificates of deposit. The Company obtains control of collateral with a market value. Certificates of deposit and money market funds are recorded at fair value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIEIS (continued)

Receivables from Clearing Organization

Receivables from clearing organization are recorded net of an allowance for doubtful accounts. The allowance for doubtful accounts was not material at December 31, 2011.

Property and Equipment

Property and equipment are carried at cost. Depreciation of furniture and equipment is calculated using the straight-line method over estimated useful lives ranging from three to seven years. Leasehold improvements are amortized over the shorter of useful lives or the term of the respective leases.

Long-lived Assets

In accordance with ASC 360, "Property, Plant, and Equipment," the Company reviews for impairment of long-lived assets and certain identifiable intangibles whenever events or circumstances indicate that the carrying amount of assets may not be recoverable. The Company considers the carrying value of assets may not be recoverable based upon our review of the following events or changes in circumstances: the asset's ability to continue to generate income from operations and positive cash flow in future periods; loss of legal ownership or title to the assets; significant changes in our strategic business objectives and utilization of the asset; or significant negative industry or economic trends. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset are less than its carrying amount.

As of December 31, 2011, the Company was not aware of any events or changes in circumstances that would indicate that the long-lived assets are impaired.

Income Taxes

The Company was formed as "single-member LLCs" and under the Federal "check-the-box" tax regulations, has elected to become a disregarded entity and is treated as a division of its parent company, Fubon USA, Inc., for federal income tax purposes. The Company, however, is subject to franchise tax and LLC fees for state income tax purpose.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities with one clearing broker-dealer. For customers' securities and cash held in custody by the clearing broker-dealer, any loss resulted from the failure of performance by the clearing broker-dealer is insured first by the SIPC up to $500,000 in value, including $250,000 in cash awaiting reinvestment then the clearing broker-dealer's commercial insurer cover loss limit of $1.9 million per client for cash awaiting reinvestment within the aggregate loss limit of $1 billion over all clients.

The Company's cash balances are maintained with First Commercial Bank (USA), a U.S. branch of a foreign bank. First Commercial Bank (USA) accounts are insured by Federal Deposit Insurance Corporation (FDIC) up to $250,000 per each depositor. As of December 31, 2011, the Company had a cash deposit position not covered by such FDIC insurance in the amount of $1,551,398. The amount of $28,703 deposited in First Commercial Bank (USA) is then pledged to the landlord. The Company has not experienced any loss resulting from the insufficient deposit insurance coverage and does not anticipate such loss in the future.

3. RECEIVABLE FROM CLEARING ORGANIZATION

Receivable from clearing organization consisted of the following:

December 31,		*2011*
Commission account	$	52,538
12b-1 commission account		2,034
Institution average price account		4
Sundry charge account		12,650
Total - receivable from clearing organization	$	67,226

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

December 31,		*2011*
Office equipment	$	22,201
Furniture and fixtures		2,334
Leasehold improvement		51,775
Computer equipment		29,839
Total property and equipment		106,149
Less – accumulated depreciation		(96,392)
Total property and equipment, net	$	9,757

5. COMMITMENTS AND CONTINGENCIES

The Company entered into an operating lease agreement for its office facilities in the city of Pasadena, California on November 18, 2004. The lease provides one 5-year renewal option at the expiration of the original term. The Company exercised its renewal option on April 1, 2009. The renewal extended the lease term for an additional four years. The expiration of the lease is April 30, 2013. The lease was secured for the benefit of the lessor by a certificate of deposit, in the amount of $28,703, as of December 31, 2011.

As of December 31, 2011, the estimated annual rental commitments for the next future years are as follows:

Year ended December 31,		*Amount*
2012		71,168
2013		23,955
Total	$	95,123

6. EMPLOYEE BENEFIT PLAN

The Company has established a qualified employee retirement plan under Section 401(k) of the Internal Revenue Code. The plan allows all full-time employees who have completed three months consecutive employment to defer compensation up to $17,000 per annum on a pre-tax basis through contributions made to the plan. The Company makes matching contributions on a dollar-to-dollar basis up to 5% of the employees' compensation.

7. FAIR VALUE OF ASSETS AND LIABILITIES

Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access. This category includes active exchange-traded money market funds, mutual funds, and equity securities. The Company did not transfer any assets or liabilities between Level 1 and Level 2 during 2011.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. Level 2 inputs include quoted prices for similar assets a nd liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability, such as interest rates, benchmark yields, issuer spreads, and new issue data. This category in cludes corporate debt securities, certificates of deposit U.S. agency and municipal debt securities, and U.S. Treasury securities.

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The Company did not have any financial assets or liabilities utilizing Level 3 inputs as of December 31, 2011.

8. ASSETS AND LIABILITIES RECORDED AT FAIR VALUE

The Company's assets recorded at fair value include certain cash equivalents, investments segregated and on deposit for regulatory purposes, and securities owned. When available, the Company uses quoted prices in active markets to measure the fair value of assets. When quoted prices do not exist, the Company uses prices obtained from independent third-party pricing services to measure the fair value of assets. The Company validates prices received from pricing services using various methods including comparison to prices received from additional pricing services, comparison to quoted market prices, where available, comparison to internal valuation models, and review of other relevant market data. The Company does not adjust the prices received from independent third-party pricing services unless such prices are inconsistent with the definition of fair value and result in a material difference in the recorded amounts. At December 31, 2011, the Company did not adjust prices received from independent third-party pricing services. Liabilities recorded at fair value are not material, and therefore are not included in the following table.

The following table presents the fair value hierarchy as of December 31, 2011, for assets measured at fair value:

December 31,	*Quoted Prices in Active Markets for Identical Assets (Level 1)*	*Significant Other Observable Inputs (level 2)*	*Significant Unobservable Inputs (Level 3)*	*Balance at Fair Value*
Cash equivalents:				
Checking account & money market funds	$ 1,801,398	$ -	$ -	$ 1,801,398
Cash equivalents segregated and on deposit for regulatory purposes:				
Money market funds	1,018,308	-	-	1,018,308
Total	$ **2,819,706**	$ -	$ -	$ 2,819,706

Descriptions of the valuation methodologies and assumptions used to estimate the fair value of assets and liabilities not recorded at fair value are described below. There were no significant changes in these methodologies or assumptions during 2011.

- Receivables, payables, and accrued expenses and other liabilities include receivables and payables from/to brokers, dealers and clearing organizations, receivables and payables from/to brokerage clients, interest receivable and other payables. Assets and liabilities in these categories are short-term in nature and accordingly are recorded at amounts that approximate fair value.

9. INFORMATION PURSUANT TO FINRA CONDUCT RULE 2280

An investor brochure that includes information describing the FINRA's Public Disclosure Program will be made available to customers of the Company upon request. The FINRA Regulation Public Disclosure Program Hotline Number is (800) 289-9999. In addition, the FINRA Regulation Web Site address is www.finra.com.

10. NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority (FINRA), the Company is subject to the Securities and Exchange Commission Uniform Net Rule (rule 15c3-1), which requires that the Company maintain a ratio of aggregate indebtedness to net capital, as defined, not to exceed 1200%. In addition, net capital, as defined, shall not be less than $100,000. At December 31, 2011, net capital was $2,834,934 and required net capital was $100,000. The ratio of aggregate indebtedness to net capital was 2.71%.

11. SUBSEQUENT EVENTS

In May 2009, the FASB issued new accounting guidance on subsequent events. The new accounting guidance requires that management evaluate events and transactions that may occur for potential recognition or disclosure in the financial statements after the balance sheet date through the date the financial statements are issued and determines the circumstances under which such events or transactions must be recognized in the financial statements.

ASC 855 "Subsequent Events" establishes management to evaluate events and transactions that may occur for potential recognition and disclosure in the financial statements after the balance sheet date through the date the financial statements are issued and determines the circumstances under which such events or transactions must be recognized in the financial statements. During this period, the Company did not have any material recognizable subsequent events required to be disclosed.

SUPPLEMENTARY SCHEDULES

Schedule I

Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Commission

Year Ended December 31,	*2011*
Net Capital:	
Total member's interest per statement of financial condition	$ 3,083,514
Deductions and/or charges:	
Non-allowable assets	(172,394)
Haircuts on securities:	
Other securities	(76,186)
Net capital	$ 2,834,934
Net Capital Requirement:	
Aggregate indebtedness	
Payable to clearing organizations	$ 141
Accounts payable and other accrued liabilities	76,745
Aggregate indebtedness	$ 76,886
Minimum net capital requirement (6.67% of indebtedness)	$ 5,126
Minimum dollar net capital requirement	$ 100,000
Excess net capital	$ 2,734,934
Net capital less 120% of minimum dollar net capital requirement	$ 2,714,934
Ratio of aggregate indebtedness to net capital	2.71%

Schedule II

Reconciliation of Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1

Year Ended December 31,	*2011*
Net capital per computation contained in Company's corresponding unaudited form X-17A-5 Part IIA filing	$ 2,834,934
Net capital per computation pursuant to Rule 15c3-1	$ 2,834,934

Schedule III

Computations of Determination of Reserve for Brokers and Dealers Pursuant to Rule 15c3-3

Year Ended December 31,	*2011*

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, as amended, in that the Company's activities are limited to those set forth in the conditions for exemption under subparagraph (k)(2)(ii) of the Rule.

Schedule IV

Information Relating to Possession or Control Requirements under Rule 15c3-3

Year Ended December 31,	*2011*

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, as amended, in that the Company's activities are limited to those set forth in the conditions for exemption under subparagraph (k)(2)(ii) of the Rule.

Schedule V

SIPC Supplemental Report (Net Operating Revenue)

Year Ended December 31,	*2011*
Revenue:	
Securities commissions	$ 411,645
Bond	11,774
Certificate of deposit	520
Mutual fund	144,870
12b-1	663,048
Other services income	22,966
Interest and dividend	23,640
Total revenue	1,278,463
Deductions:	
Certificate of deposit	520
Mutual fund	144,870
12b-1	663,048
Interest and dividend	19,251
Clearing broker expenses	117,352
40% of interest earned on customers securities accounts	1,732
Total deduction	946,773
Net operating revenue	$ 331,690

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

A PCAOB Registered CPA Firm
Simon & Edward, LLP
Certified Public Accountants & Consultants

17700 Castleton Street, Suite 488
City of Industry, CA 91748
Tel: +1 (626) 854-6500
Fax: +1 (626) 854-6505

To the Member
Fubon Securities USA, LLC

In planning and performing our audit of the financial statements of Fubon Securities USA, LLC (a wholly owned subsidiary of Fubon USA, Inc), (hereafter referred to as the "Company") for the year then ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verification, and comparisons, and recordati on of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal R eserve Regulation T of the Board of Governors of Federal Reserve System;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility and safeguard against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A PCAOB Registered CPA Firm
Simon & Edward, LLP
Certified Public Accountants & Consultants

17700 Castleton Street, Suite 488
City of Industry, CA 91748
Tel: +1 (626) 854-6500
Fax: +1 (626) 854-6505

Because of inherent limitations in any internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exempt provisions of Rule 15c3-3 as of December 31, 2011 and no facts came to our attention indicating that such conditions had not been complied with during the year then ended.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate on December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Simon & Edward, LLP

City of Industry, California
March 2, 2012